ZEISS CARL ZEISS MEDITEC

**Carl Zeiss Meditec AG 07740 Jena**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States


05008645

**Carl Zeiss Meditec AG**
**Goeschwitzer Strasse 51-52**
**07745 Jena**
**Germany**

**Tel:** +49 (0) 36 41/220-105
**Fax:** +49 (0) 36 41/220-117
**e-mail:** j.brajer@meditec.zeiss.com

**Division/ Dept.:** Investor Relations
**Your contact:** Jens Brajer

**Our ref.:** JB/Mtr
**Date:** 2005-05-12

**File No. 82-34817**

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

| Type of document | Date of release |
|---|---|
| Ad hoc press release | 2005-05-04 |
| Ad hoc press release | 2005-05-10 |
| Ad hoc press release | 2005-05-10 |
| Press Release | 2005-05-12 |


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 3 2005
WASH. D.C.
152

Best regards,

Carl Zeiss Meditec AG
i. V.

i. A.

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Jens Brajer
Director Investor Relations

Mandy Treffer
Assistant Investor Relations

**Board of Management:**
Ulrich Krauss (CEO)
Bernd Hirsch
James L. Taylor
**Chairman of the Supervisory Board:**
Dr. Michael Kaschke

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Gera, HRB 5623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com


ZEISS

CARL ZEISS MEDITEC

# Carl Zeiss Meditec AG: Significant increase in sales and earnings in the first half of the FY 2004/2005

***(Ad hoc disclosure according to section 15 WpHG)***

**Sales revenue increases by 23.4% to € 143.1m in the first half of 2004/2005 - Profitability grows faster than sales**

**(Jena, 4 May 2005)** The medical technology supplier Carl Zeiss Meditec AG (ISIN: DE000531370), listed on the Prime Standard, achieved robust growth in sales and profits in the first half of the FY 2004/2005. This is one of the key aspects from the accounts for the first six months of the FY 2004/2005, which were completed between 3 and 4 May 2005.

In the first six months of the FY 2004/2005 Carl Zeiss Meditec achieved sales of € 143.1m (previous year: € 115.9m). This represents an increase of 23.4% over the previous year. On the basis of constant exchange rates and after adjustment for effects due to external company acquisitions (IOLTECH S.A. and Laser Diagnostic Technologies, Inc.) sales would have increased to € 135.4m or by 16.8% over the previous year. EBITDA and EBIT increased at a faster rate than sales. EBITDA in the reporting period rose to € 19.9m (previous year: € 15.7m) which amounts to an increase by +26.4%. EBIT improved by 26.6% to € 16.6m (previous year: € 3.1m). Consolidated net income rose by 19.9% to € 7.7m (previous year: € 6.5m). The corresponding earnings per share in the first half-year were - despite the slight increase in the volume of shares as a result of the IOLTECH acquisition - at € 0.27 (previous year: € 0.23).

The significant increase in net income, in particular, led to a further improvement in operative cash flow to € 8.7m (previous year: € 8.0m).

Carl Zeiss Meditec AG will present its complete six-month report as proposed on 12 May 2005. Today Carl Zeiss Meditec is holding a telephone conference for analysts and investors. The presentation and the access code to the replay of the telephone conference will be released on the Carl Zeiss Meditec Website at www.meditec.zeiss.com/ir.

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com


ZEISS
CARL ZEISS MEDITEC

# Carl Zeiss Meditec AG: Capital increase successfully concluded

*(ad hoc announcement pursuant to Sect. 15 WpHG)*

**- NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN -**

**Subscription price of € 14.30 - Free float now at about 35 percent**

**(10. May 2005)** A total of 2,841,662 Carl Zeiss Meditec AG shares were placed today within the scope of an international private placement (no placement in the United States, Canada and Japan). The order was closed prematurely due to robust demand. The shares stem from a cash capital increase announced this morning in which subscription rights were excluded. They were placed at a subscription price of € 14.30 by Cazenove AG (sole global coordinator, sole bookrunner and underwriter) by way of accelerated bookbuilding. The corresponding resolution of the Management Board establishing the price was signed today at 6:15 o'clock pm (18:15). The total transaction value amounted to about € 40.6 million (before costs related to the capital increase).

The share capital of Carl Zeiss Meditec AG has now been increased to € 32,523,844.00. In order to increase the free float, as majority shareholder of the company the Carl Zeiss AG had accepted a dilution of its shareholding in Carl Zeiss Meditec AG and did not subscribe to any shares within the scope of this transaction. The free float of Carl Zeiss Meditec has thus increased to a total of approx. 35 percent.

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com


ZEISS

CARL ZEISS MEDITEC

## Carl Zeiss Meditec AG: Capital increase by up to ten percent

***(ad hoc announcement pursuant to Sect. 15 WpHG)***

**- NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN -**

**Shareholders' subscription rights excluded in accordance with Section 186 No. 3 (4) (German Stock Corporation Act)**

**(10 May 2005)** At 1:00 o'clock p.m. (13:00) today, the Management Board of Carl Zeiss Meditec AG decided, with the approval of the Supervisory Board, to increase the company's share capital by up to 10 percent. Shareholders' subscription rights are excluded in conformance with Section 186 No. 3 (4) (German Stock Corporation Act) The capital increase will be effected against cash contributions and with partial utilisation of the existing Authorised Capital I, which currently stands at € 11,942,477 according to Art. 4 (5) of the Articles of Association of Carl Zeiss Meditec.

A total of up to 2,841,662 new no-par-value bearer shares will be offered by international private placement (no placement in the United States, Canada and Japan) by way of accelerated bookbuilding. This will see the share capital of Carl Zeiss Meditec rise by € 2,841,662 from € 29,682,182 to € 32,523,844. The transaction will be effected by Cazenove AG, Frankfurt a. M. Cazenove AG is the sole global coordinator, sole bookrunner and underwriter.

In order to increase the free float as announced, the Carl Zeiss Group accepts a dilution of its shareholding in Carl Zeiss Meditec AG and is not subscribing to any shares within the scope of this capital increase.

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com



CARL ZEISS MEDITEC

# Carl Zeiss Meditec: Innovative products and acquisitions stimulate growth in first half of 2004/2005

**Revenue increases by 23.4% to € 143.1m – EBIT grows by 26.6% to € 16.6m – Operative cash flow again increases**

**Jena, 12 May 2005** – Carl Zeiss Meditec AG (ISIN DE000531370), the medical solutions provider listed in the Prime Standard at the Deutsche Börse, confirms its preliminary figures as published last week and continues to be on target for success: in the first six months of the financial year 2004/2005 (1 October 2004 – 31 March 2005) the company's sales revenue increased by a quarter compared to the previous year to € 143.1m (previous year: € 115.9 m). Both internal growth and the external company acquisitions of LDT and IOLTECH have contributed to this result. Without currency effects and discounting these acquisitions, the growth in sales revenue would have been 16.1%.

There has been an even stronger improvement in the company's profitability. In the reporting period EBITDA rose by 26.4% to € 19.9m (previous year: € 15.7m) and EBIT improved by 26.6% to € 16.6m (previous year: € 13.1m). The EBIT margin has thus increased from 11.3 to 11.6%. Consolidated net income grew by 19.9% to € 7.7m (previous year: € 6.5m). This results in a higher profit of € 0.27 per share (previous year: € 0.23), although the number of shares has increased slightly compared to the previous year due to the acquisition of IOLTECH.

Cash flow from operating activities continued to increase: It rose by 9.7% to € 8.7m following € 8.0m in the previous year.

Sales of innovative diagnostic systems for ophthalmology showed an increase of 18.4% to € 101.5m. This segment thus contributed about 71% to overall sales. Sales revenue in the segment "Laser and IOL" reached € 29.7m in the first half year, representing about 21% of consolidated group sales. Growth over the previous year amounted to 49%. Services, which grew by roughly 16% to € 12 million, generated about 8% of total sales revenue.

Press Release


ZEISS

CARL ZEISS MEDITEC

Americas remains the company's focus with a revenue share of 40%. 33% of revenue was generated in the Asia/Pacific region, the remaining 27% originated in Europe.

As of 31 March 2005 Carl Zeiss Meditec employed a worldwide workforce of 1,182 (previous year: 802). The increase was for the most part due to the takeover of IOLTECH S.A. on 1 February 2005.

Press Release


ZEISS

CARL ZEISS MEDITEC

**Brief Profile**

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management, to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to generate long-term growth in the ophthalmic market. The company's activities are focused on applying innovative optical technologies to maintain and enhance vision today and in the future.

35 percent of the Carl Zeiss Meditec shares are in free float holdings. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

**Contact:**

**Investor relations**
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

**Press Release**